FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 30, 2007

Item 3: News Release:

A news release dated and issued on March 30, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska has granted 1,000,000 incentive stock options to employees, consultants and insiders at an exercise price of $0.74.

Item 5: Full Description of Material Change:

Vancouver, Canada, March 30th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”)  has granted 1,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.74 per common share for a period of five years.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under a 50% earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration is continuing in the winter of 2007 at West McArthur and at 4 other significant projects.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of April, 2007.